Mail Stop 6010

April 18, 2007

Juhani Taskinen
Princeton Security Technologies, Inc.
303C College Road East
Princeton, New Jersey 08540

Re: **Princeton Security Technologies, Inc.**
        Registration Statement on Form SB-2
        File No. 333-141482
        Filed March 22, 2007

Dear Mr. Taskinen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

Corporate Information, page 3

1.   Please provide a more specific description of the products you currently offer for sale. Describe the applications of each product.

2.   We note your disclosure at the top of page 24 that Princeton was incorporated for
        the purpose of acting as the parent corporation of PGTI. With a view towards
        revised disclosure, please tell us the reasons for implementing a holding company
        structure.

Risk Factors, page 4

3.   Please add a risk factor that discusses the decline in revenue due to your recent
        business disposal.

The departure of certain key personnel…, page 5

4.   Please revise to specify the key employees. Clarify, if true, that you do not have
        employment agreements with the key persons.

We are dependent upon a single customer segment.., page 4

5.   Please explain what you mean by the term "Homeland Security market."

We may experience significant fluctuations…, page 6

6.   Please revise to explain what you mean by "evolving business model."

Comparative Data, page 9

7.   We note your reference to promissory notes contributed by the existing
        shareholder. We do not see, however, related disclosure regarding such
        promissory notes under "Liquidity and Capital Resources" or "Certain
        Relationships and Related Transactions." Please tell us the amounts and status of
        such promissory notes and why you have elected not to include related disclosure
        in your prospectus.

Plan of Distribution, page 9

8.   We note your disclosure that you will have to "receive approval from the SEC on
        the post-effective amendment." Please note that, consistent with the legend
        required by Item 501(b)(7) of Regulation S-B, the SEC does not issue approval of
        post-effective registration statements. Please revise your disclosure accordingly.

Determination of Offering Price, page 10

9.   You state in this section that Princeton "has no revenues from operations."   This
        is inconsistent with your financial statements. Please revise or advise.

Use of Proceeds, page 11

10.   You state in the lead-in paragraph that the "chart assumes the payment of a ten percent commission on sales of the shares of common stock in this offering." It does not appear, however, that you have factored in such commissions in your table. Please advise.

11.   The amount of legal expenses in your table does not agree with the amount for legal expenses indicated in Item 25 of Part II of your registration statement. Please reconcile.

Business, page 12

Overview, page 12

12.   Please revise to disclose the location of the management and scientific staff of Outokumpu Oyj that Princeton retained. Please disclose if your executive officers are located in a different location. Please also disclose the location of your manufacturing facilities.

Products, page 12

13.   Please explain the terms "SAM Defender," "Microanalysis Market" and "XRF markets."

Markets, page 12

14.   Please provide us support for your estimate of a $200 million market.

Competition, page 13

15.   Please indicate the complete names of companies identified in this section.

Future Growth Plans and Markets, page 14

16.   We note your disclosure in the last sentence that a number of state and federal agencies endorse your products. Please provide us with support for this disclosure.

Manufacturing, Supplies, and Quality Control, page 15

17.   Indicate the extent to which the company's manufacturing equipment is suitable and adequate for the company's expected manufacturing plans.

18.   Please file the lease for your manufacturing facilities as an exhibit to your registration statement.

Patents, Trademarks, and Copyrights, page 15

19.   Please indicate the expiration date of the listed patents.

Employees, page 16

20.   Please indicate the number of total employees and the number that work on a full-time basis.

Management's Discussion and Analysis, page 16

Cost of Revenue, page 17

21.   You indicate that you are taking steps to reduce your cost of revenue and generally improve your gross margins. Please revise the filing to specifically describe the significant steps you are taking and if possible, the expected impact these steps will have on gross margins.

Selling, General and Administrative Expenses, page 17

22.   Management's Discussion and Analysis of Operations ("MD&A") should provide details of the Company's financial condition, changes in financial condition and results of operations. Key variable and other qualitative and quantitative factors should be discussed which are necessary to an understanding and evaluation of the Company. Known trends should also be discussed. The current selling, general and administrative disclosure, which only states the amounts included in the financial statements is not sufficient and does not satisfy the requirements of Item 303 of Regulation S-B. Please revise to provide a detailed discussion of each of the reasons for the significant variances in the line item amounts in each period. Where changes in financial statement line items are the result of more than one factor and/or offsetting factors, the impact of individually significant factors should be quantified to the extent practicable. Significant changes in balance sheet amounts should also be addressed. Discuss any trend or change of a trend and its impact on future operations. Emphasis should be on the prospects

for the future. Discuss management's plan to address unfavorable conditions, and what impact management expects to see upon implementation of their plan.

Liquidity and Capital Resources, page 18

23.   You indicate accounts payable were paid down, however, they "remain a high percentage of payable and will continue to be so in the future." Please revise the filing to clarify what you mean by "a high percentage of payable."

Executive Compensation, page 20

24.   Note 5 to the financial statements indicates that 1,100,000 options were issued to board members and key employees on December 31, 2006. With a view towards revised disclosure, please tell us the recipients of those option grants and why those grants are not required to be disclosed in this section of your prospectus.

Summary Compensation Table, page 20

25.   For each option award referenced in your table, disclose the assumptions made in the valuation of such option award by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion under "Management's Discussion and Analysis." Refer to the Instructions to Item402(b)(2)(v) and (vi) of Regulation S-B.

26.   Please indicate the material terms of each stock option grant, including, but not limited to, the date of exercisability, any conditions to exercisability, etc. Refer to Item 402(c)(4) of Regulation S-B.

27.   Please disclose the arrangements under which Mr. Taskinen was paid consulting fees during 2006. State whether these arrangements will continue during 2007. If not, describe how the company plans to compensate Mr. Taskinen in 2007.

Outstanding Equity Awards At Fiscal Year-End, page 20

28.   Please tell us why the option awards indicated in your "Summary Compensation Table" as being granted to Mr. Taskinen during 2006 are not reflected in this table.

Board of Director Compensation, page 21

29.   For each director, disclose by footnote the aggregate number of option awards outstanding at fiscal year end. Refer to Instruction to Item 402(f)(2)(iv) of Regulation S-B.

30.   Please identify and quantify all amounts received by David Brown that you have aggregated under "All Other Compensation" or tell us why such amounts are not deemed material under paragraph (c)(7) of Item 402 of Regulation S-B.

31.   For each option award referenced in your table, disclose the assumptions made in the valuation of such option award by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion under "Management's Discussion and Analysis." Refer to the Instruction to Item 402(f) of Regulation S-B.

Report on Executive Compensation, page 21

32.   We note your disclosure in the third paragraph that the 2006 equity incentive plan reserved 1,100,000 shares of common stock for issuance under the plan. We also note that Section 4(a) of the equity incentive plan that you have filed as 10.1 to your registration statement indicates that 16,465,496 shares have been reserved for issuance under that plan. Please reconcile.

Market for Common Equity and Related Stockholder Matters, page 22

Lack of Prior Public Market and Possible Volatility of Stock Price, page 22

33.   We note your disclosure in the fourth paragraph of this section that you currently have no options outstanding. Please revise this statement to be consistent with your other disclosure.

Possible Sale of Common Stock Pursuant to Rule 144, page 23

34.   Please be more specific about under what circumstances and when outstanding shares become eligible for resale under Rule 144.

Security Ownership of Certain Beneficial Owners and Management, page 24

35.   Please revise to clarify whether Mr.Taskinen exercises voting and investment power over shares owned by Finn-Partners, Inc. Provide similar disclosure regarding Mr. Brown and Third Letter Corporation. If beneficial ownership is controlled by others they should be identified.

Description of Capital Stock, page 25

Non-cumulative voting, page 25

36.   In the third sentence it is not clear why you say "the present shareholder…will not be in a position to elect all shareholders…" It appears the opposite is true. Please advise or revise.

Financial Statements

37.   Please update the financial statements when required by Item 310(g) of Regulation S-B and include an updated accountant's consent in any amended filings.

Notes to Consolidated Financial Statements, page F-8

Note 1. Summary of Significant Accounting Policies, page F-8

38.   Please revise the filing to describe how you account for revenues. We noted from your critical accounting policies and estimates disclosures that you adhere to the provisions of SAB 104.

Recently Issued Accounting Pronouncements, page F-9

39.   Please tell us why your SAB 74 disclosures refer to SFAS 148 given the SFAS 123R accounting and disclosure requirements appear to impact you. Also, tell us why the page 23 disclosures indicate "We currently have no options, warrants or other rights outstanding to purchase or convert into shares of our common or preferred stock" when page F-12 discloses "On December 31, 2006, the Company issued 1,110,000 stock options to various members of the board of directors and key employees." Finally, revise the filing as necessary to address the accounting and disclosure concerns addressed in this comment, including the disclosure requirements of SFAS 123R.

Note 3. Disposition of business segment, page F-11

40.   We see that on November 18, 2005, PGTI sold its micro-analyzer business division to another company for $1,450,000 plus a performance amount up to $435,000 and note you indicate the sale also included the assets and operations of Princeton Gamma-Tech (UK) Limited. Please tell us how your accounting and disclosures of this sale in your financial statements and notes thereto comply with SFAS 144 or other applicable generally accepted accounting principles. Also, tell us why page F-8 indicates the sale occurred on November 20, 2006. Finally,

revise the filing as necessary to address the accounting and disclosure concerns addressed in this comment.

Item 26. Recent Sales of Unregistered Securities, page II-2

41.   Please revise to state the number of shares issued in each transaction, including shares issued by the predecessor Princeton Gamma. Also, disclose the exchange ratio of shares the company issued for shares of Princeton Gamma.

Item 28. Undertakings

42.   Please include the undertakings required by clause (a)(4) of Item 512 of Regulation S-B.

Signatures, page II-3

43.   Please indicate below the second paragraph required on the "Signatures" page who is signing in the capacity as your principal executive officer, your principal financial officer, and your controller or principal accounting officer. Refer to Instruction 1 for signatures on Form SB-2.

Exhibits

44.   The document identified as Exhibit No. 11.1 was not filed. Please advise.

45.   Please file the escrow agreement and any offering documents, such as the subscription agreement, as exhibits to your registration statement.

46.   Please file the stock exchange agreement pursuant to which you acquired Princeton Gamma Tech Instruments, and the agreement pursuant to which PGTI acquired all of the business assets for its Detector and Microanalysis systems, as exhibits to your registration statement.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Victor D. Schwarz
        (via Fax 801-685-0949)